
11007799



DELIVERING EXCELLENCE

ANNUAL REPORT 2011





FINANCIAL HIGHLIGHTS

IN THE FACE OF A CHALLENGING ENVIRONMENT, WE WILL CONTINUE TO MAINTAIN OUR FINANCIAL STRENGTH THROUGH A TWO-PRONGED INITIATIVE: IMPLEMENTING EFFECTIVE COST CONTROL STRATEGIES ON THE HAND, WHILE PURSUING PROMISING NEW BUSINESS OPPORTUNITIES ON THE OTHER.


Net Loss //
8.1
millions
Year ended
March 31, 2011
Net Sales //
84.0
millions
Year ended
March 31, 2011
Basic net loss
per share //
0.5
millions
Year ended
March 31, 2011

	2010	2011
Current Ratio	5.61	4.76
Total Debt to Equity	0.11	0.14

TOTAL ASSETS
/million $


2011
127.2
2010
134.0
2009
137.5
2008
140.4
2007
141.2
2006
130.7
2005
137.0
2004
113.5
2003
106.2
2002
94.7
0
25
50
75
100
125
150



MESSAGE TO SHAREHOLDERS

DEAR SHAREHOLDERS,

We are pleased to report a slight increase in our net sales for the year, along with continued strength in our balance sheet, which recorded $35.6 million in cash and cash equivalents and no debt as of March 31, 2011.

Net sales for the year ended March 31, 2011 amounted to $84.0 million, an increase of 3.0% compared to the $81.6 million in sales achieved for the year ended March 31, 2010. This increase in sales was mainly attributable to an increase in sales revenue of $6.6 million from our electronics and metallics segment, which offset a decrease in sales revenue from our plastics segment of $4.2 million.

Our plastics and electronics divisions enjoy sector-leading reputations, and they each possess a broad array of manufacturing capabilities. Even so, the challenges of the global economic downturn, which included persistent pressure from lower-priced competitors and ongoing changes in customer mix, had proved difficult to overcome.

Gross profit for fiscal year 2011 was approximately $9.5 million, representing a gross profit margin of 11.4%. This compares with gross profit of approximately $12.7 million and a gross profit margin of 15.5% in fiscal 2010. Gross profit from our plastics segment decreased to $5.8 million or 13.6% of net sales for the year ended March 31, 2011, compared to $9.8 million or 20.9% of net sales for fiscal 2010. The decrease in gross profit margin in the plastics segment was due to increased labor costs arising from regulatory increases in the minimum wage rates for factory workers, and higher overtime allowances. These costs offset a decrease in materials costs compared with fiscal 2010.

Gross profit from our electronics and metallics segment increased to $3.7 million or 9.0% of net sales in fiscal 2011, compared to $2.8 million or 8.1% of sales in 2010. This increase in gross margin in the electronics and metallics segment was mainly attributable to an increase in the sales volumes of higher margin items, and a decrease in our factory overhead expenses, factors which offset an increase in labor costs as a result of regulatory increases in the minimum wage rates of factory workers, higher overtime allowances, and a higher average number of workers compared with fiscal 2010.





Deswell is continuing to focus on finding ways of reducing its overhead costs and boosting the development of new business. Faced with challenging factors that have driven up manufacturing costs, such as the China labor shortage, the recent minimum wage increase, and the fluctuation of the renminbi, our company has maintained disciplined cost controls and has emerged with a very solid balance sheet. At the end of fiscal 2011, our cash and cash equivalents totaled $35.6 million, compared to $35.1 million for the fiscal year ended March 31, 2010, while our working capital totaled $59.7 million compared to working capital of $59.8 million as of March 31, 2010. In addition, the Company currently has no long-term or short-term borrowings.

On June 28, 2011 our board of directors declared a dividend of $0.05 per share for the fiscal fourth quarter ended March 31, 2011.

Deswell has maintained sound financial health while extending its reputation as a leading provider of electronic and plastic assemblies. Because our customer base includes many of the major audio equipment and video gaming providers, who rely on our ability to meet their demanding quality standards and produce state-of-the-art equipment, we believe we can expect good growth once these sectors recover and move forward again.

I would like to thank our shareholders for their continued support and patience throughout this difficult fiscal year, and I look forward with them to a successful fiscal 2012.



Sincerely,

Franki S.F. Tse
Chief Executive Officer

BUSINESS OVERVIEW







Deswell Industries, Inc. ('Deswell' or 'the Company') is a longstanding manufacturer of injection-molded plastic parts and components, with a global reputation for quality and excellence as an OEM manufacturer. Operating now for 24 years, 16 of them as a listed company on the Nasdaq board, Deswell has expanded over the past decade into the manufacturing of electronics products and subassemblies, together with smaller scale manufacture of metallic molds and accessory parts. After undertaking specialized manufacturing work for several high-end audio equipment companies, it has also more recently become a distributor of high-end audio equipment in China.

Since 2007, Deswell has been based at its self-owned state-of-the-art injection molding factory in Dongguan, where most of its products are manufactured. The Dongguan facility is equipped with various advanced plastic molding production technologies which include film injection, integrated injection and insert injection technology. Its specialized equipment enables the Company to produce a wide range of products, including:

- Plastic components for electronic entertainment products;
- cases for flashlights, telephones, paging machines, projectors and alarm clocks;
- toner cartridges and cases for photocopiers and printer machines;
- parts for electrical products such as air-conditioners and ventilators;
- parts for audio equipment;
- cases and key tops for personal organizers and remote controls;
- double injection caps and baby products;
- parts for medical products such as equipment used in blood tests;
- laser key caps; and
- automobile components.

The Company also has a factory where it manufactures electronics products and subassemblies, located in Chang An in Dongguan. Here it assembles complex printed circuit boards using surface mount ("SMT"), automatic insertion ("AI") and pin-through-hole ("PTH") interconnection technologies, to produce finished products such as:

- high-end professional audio equipment (e.g. digital audio workstations, mixing consoles, instrument amplifiers, signal processors, and active speaker enclosures);
- home entertainment equipment (e.g. AV receivers and active subwoofers); and
- business communication products (e.g. digital phone systems).

Also at the Chang An factory, the Company manufactures precision sheet metal products and their toolings; the products are used in audio equipment, telecom products, and self service equipment such as vending machines.

CASH RESERVES AND EXCHANGE RATE

Deswell finances most of its operations from operating activities, and has traditionally avoided debt. Its longstanding policy has been, wherever possible, to redistribute profits to its shareholders. As at March 31, 2011 Deswell had no long- or short-term borrowings, and stable cash reserves amounting to $35.6 million as compared to $35.1 million twelve months earlier. The stable levels of

BUSINESS OVERVIEW



cash reserves this year are mainly due to additional working capital and internally generated funds. Deswell pays around 47% of its total costs and expenses in RMB (2010: 51%), so the ongoing gradual appreciation of the RMB against the US dollar continues to have an adverse impact on the Company's margins.

RAW MATERIALS

Plastic resin is the primary raw material purchased by Deswell. Its cost is affected by the price of oil, which reached record highs back in 2008 but has since fallen. In fiscal 2011, plastic resin prices proved relatively stable. The Company enjoyed lower materials costs in fiscal 2011 than in the previous year; as a percentage of the total costs of plastics products sold by the Company, plastic resin represented around 35% of the total in fiscal 2011, compared with 42% in fiscal 2010.

THE IMPACT OF INFLATION AND RISING LABOR COSTS

Inflation in China has affected some materials costs and has also been a factor behind rapidly rising labor costs. The consumer price index (CPI), a major gauge of China's inflation, rose by 4.9 % in January 2011 from a year earlier, driven largely by a 10.3% increase in food prices due to rising demand and a drought that affected key grain-growing regions. With the aim of reducing the country's reliance on exports, China's central government has also been encouraging wage hikes to boost domestic consumer spending.

All Deswell's revenues are generated from sales of products that are manufactured at the Company's facilities in Dongguan, in Guangdong Province in the PRC. This means that changing economic conditions in the PRC directly impact on Deswell's operating results. In recent years, as China's economy has grown substantially, one of the most marked changes in China has been in the cost of labor. The boom in China's economy has created strong demand for labor across the board, especially in areas with intensive manufacturing operations such as the Pearl River Delta region where the Company operates.

China has no national fixed minimum wage; local governments set minimum wages appropriate to their areas. Minimum wages tend to be higher and to rise faster in areas of concentrated manufacturing. For example, Guangdong Province, where Deswell's manufacturing facilities are located, raised its minimum wage by around 20% effective from May 1 2010; less than twelve months later, effective March 1 2011, it raised the minimum wage again by another 20% approximately.

At the end of fiscal 2011, across all its operations the Company employed 2,538 employees, down on the number at the same time last year. Clearly, with these numbers of employees, any rise in the minimum wage must have a direct impact on Deswell's operating expenses and profitability. As a percentage of sales, labor costs peaked at 16.2% for the year, against 12.2% in fiscal 2010. The Company expects that the March 2011 rise in the minimum wage will similarly affect its results adversely for the coming year too.

These rises in labor costs pose a challenge to Deswell. On the one hand, unless the increased operating costs are passed on to customers through higher product prices, the Company's financial results will be adversely affected, with falls in both margins and profitability. On the other hand, increasing its prices means the Company runs the risk of reducing its competitiveness in global markets such as the US and the European Union, with a subsequent loss of business.

One of the biggest suppliers of Chinese goods to Western markets has recently warned that the era of cheap products emanating from the China market is about to come to a end, as a direct result of rising labor and raw materials costs in China. Instead, Western markets will turn to new low-cost manufacturing sites in other countries. This scenario, while perhaps accurate for certain types of goods, does not hold good for a company such as Deswell. The Company is now a long-established one with a proven international reputation, possessing levels of technological expertise and superior quality that cannot easily be reproduced. It has many longstanding customers who rely on Deswell's innovative technology and reliability for their own wellbeing, and who are willing to pay a premium (in terms of raw materials and labor) to maintain this relationship. In addition, Deswell enjoys a strong cash position and a management team with the experience and initiative to guide it successfully through the next phase of its development.

The period ahead can instead be viewed as a new era dawning for Deswell, one in which necessarily higher product prices will be linked with superior performance to attract a new and even more solid international customer base for future success. In this way, Deswell looks set to remain an important force in the global plastics and electronics sectors.


Plastic Manufacturing Plants
HOUJIE
Distribution Office
SHENZHEN
CHINA
Electronics and Metallics Manufacturing Plants
CHANG AN
HONG KONG
Corporate and Trading Office
MACAU

PRODUCTION SITES



DESWELL'S TWO MANUFACTURING FACILITIES FOR PLASTIC AND ELECTRONIC PRODUCTS ARE LOCATED AT HOUJIE AND CHANG AN, IN DONGGUAN, CHINA.

The Houjie site covers 1.3 million square feet, and this is where Deswell's state-of-the-art manufacturing plant for its plastics division has been constructed in phases over the past decade.

This timeline shows the progress of construction:


Start of
CONSTRUCTION
October 2001
PHASE I
August 2003
PHASE II
July 2004
PHASE III
October 2005
PHASE IV
Planned



PLASTIC PLANT (HOUJIE)

By 2008, Phase III had been completed after total investment of around $58 million since 2001. Today, Deswell's plastics division operates from a sophisticated and well-situated facility with plenty of capacity. The site has room for further expansion in Phase IV as required; this will be held in reserve until extra capacity is needed.

ELECTRONIC PLANT
(CHANG AN)


ASIA

A BREAKDOWN OF DETAILS OF THE HOUJIE MANUFACTURING PLANT IS AS FOLLOWS:

Buildings	Total Area (sq. ft.)
Factories	1,070,000
Offices	133,000
Dormitories	470,000
Amenity center	91,000
	1,764,000
Total investment	US$58 Million
No. of production workers as at March 31, 2011	1,260

The Company's Chang An facility is mainly used to manufacture electronic products and carry out electronic assemblies for OEMs. Acquired in July 2003, it produces finished products that include professional and high-end consumer audio equipment, commercial telephone units, self-service machines, and many other products. The Chang An facility has ISO9001 and ISO14001 accreditation and full RoHS compliance.

DETAILS OF THE CHANG AN MANUFACTURING PLANT ARE AS FOLLOWS:

Buildings	Total Area (sq. ft.)
Factories	264,000
Dormitories	156,000
	420,000
Total investment	US$4.2 Million
No. of production workers as at March 31, 2011	649

OPERATIONS REVIEW

INCREASED LABOR COST RELATED TO REGULATORY INCREASES IN THE MINIMUM WAGE RATES OF FACTORY WORKERS CONTINUED TO IMPACT ON THE COMPANY









The major macro-economic factors affecting the Company's performance in the year under review were, firstly, the ongoing appreciation of the RMB against the US dollar, and secondly, the increase in the minimum wage level imposed in 2010. RMB appreciation has always impacted on the Company's margins, since a considerable percentage of its costs and expenses are settled in RMB. The steady upward rise in the value of the RMB, something quite out of Deswell's control, has required the Company to be very disciplined in expenditure and cost control. As for the raising of the minimum wage in 2010, the only way in which such a rise can be counterbalanced is by reducing staff levels; in fact, Deswell's staff numbers have dropped over the year but the wage rise combined with ongoing RMB appreciation has nevertheless increased the Company's overall operational expenses and to an extent adversely affected operating results for the year ended March 31, 2011.

PLASTIC INJECTION MOLDING

Deswell's core operation, plastic injection molding, accounted for 50.9% of its total sales for the year ended March 31, 2011, down from 57.6% in 2010 and 55.7% in 2009. This fall was largely due to particularly tight competition in the plastics market at the moment. The Company's three main plastic injection molding operations are mold design and production, plastic injection, and finishing.

MOLD DESIGN AND PRODUCTION

The mold design and production process starts with Deswell's technicians using tooling software to design molds suited to the needs of individual clients. Once a design is finalized, the actual mold is manufactured on one of Deswell's many mold-making machines, which include Makino tooling machines, numerical control (NC) and graphite computer numerical control (CNC) milling machines, vertical machining centers, and electrical discharge machines (EDMs). As at March 31, 2011, the Company operated 26 EDMs, 28 CNC milling machines and 65 NC milling machines. The Company produced molds between 5 and 50 per month, ranging in weight between 110 and 17,600 pounds. Selling prices ranged from $2,000 to $200,000. A few large-scale molds produced by Deswell were shipped directly to the client overseas, through the Company's Export Mold Division.

OPERATIONS REVIEW



PLASTIC INJECTION

Deswell's Dongguan facility has 1,070,000 square feet of manufacturing space and 133,000 square feet of office space, and is fully equipped with advanced injection molding machinery and accessory equipment. As at March 31, 2011, around 400 injection molding machines were installed there, ranging from 22 to 2,000 tons of clamping force. Most machines operate in the 55 to 380 ton range, and can be configured to manufacture a wide variety of different parts and products both large and small. Deswell has significantly upgraded the number and quality of its plastic injection molding machines in recent years, and as a result in the 2011 fiscal year it only needed to acquire one additional plastic injection machine in order to maintain optimum molding capabilities.

FINISHING

Finishing is largely carried out by hand, by a team of skilled operatives who carry out tasks such as smoothing and polishing plastic surfaces, imprinting letters, numbers and symbols by processes such as silk-screening, pad printing and epoxy ultra-violet cutting, and treating products with anti-fog coatings to achieve a durable and attractive finish.

ELECTRONIC PRODUCTS AND ASSEMBLIES

Deswell's electronics and metallics division operates out of its self-owned factory in Chang An, Dongguan, with 420,000 square feet of factory buildings and dormitories and 244,000 square feet of bare land. For the year ended March 31, 2011, this division accounted for 49.1% of the Company's total sales, as compared to 42.4% in 2010 and 43.4% in 2009.

Deswell's electronics division manufactures professional audio equipment that is deployed in sports stadiums, concert halls, recording studios, and radio and television stations. These products include digital audio workstations, mixing consoles, instrument amplifiers, signal processors, and active speaker enclosures. Also manufactured are home entertainment products, such as AV receivers and active subwoofers, as well as a range of business communication equipment such as digital system keysets.

METAL PARTS MANUFACTURING

Deswell's metal parts manufacturing operation is situated on the same site as its electronic products assembly facilities. This division manufactures precision sheet metal parts and assemblies, built in-house using CNC equipment and hard tooling, for products such as audio equipment, telecom equipment, vending machines and automatic teller machines. Sales by its metal tooling and metal parts operation continued to account for less than one per cent of Deswell's total sales in the year under review.

QUALITY CONTROL

Deswell is well known for its world-class quality standards, achieved due to a stringent testing and checking regime. This includes hourly checks on machines and molds, inspections of all incoming components, regular checking of work in progress, and detailed pre-shipping quality assurance inspections. The Company also regularly upgrades and replaces key equipment.

The ISO accreditations held by Deswell include:

- ISO14001: electronics and metallics manufacturing plant
- ISO14001: Dongguan plastic injection manufacturing plant
- ISO9001: plastic and electronic products manufacturing operations
- ISO9002: metal parts manufacturing operation
- ISO/TS 16949: Dongguan plastic injection molding manufacturing plant

OPERATIONS REVIEW



RAW MATERIALS, COMPONENT PARTS AND SUPPLIERS

The main raw material used by the Company for its plastic products is plastic resin, primarily ABS (acrylonitrile-butadiene-styrene). Over the past three fiscal years the Company has used between 10 and 22 million pounds of plastic resin per annum, which overall averages out at around 35% of the total costs of all plastic products sold. Deswell continues to source its plastic resins from regional suppliers on the basis of price competitiveness, and holds inventory sufficient for two to three months' manufacture. Deswell's plastic resins mainly originate from the United States, Malaysia, Singapore, Taiwan, Japan and Hong Kong.

Raw materials needed for the Company's electronics division include component parts and supplies. These are purchased from a range of suppliers in China, Hong Kong, the United States and elsewhere. The Company is not dependent upon any single supplier for any essential component.

The Company purchases small quantities of raw metal for manufacturing metallic molds and parts, but their cost does not impact on the Company's total operations.

CUSTOMERS AND MARKETING

Most of Deswell's clients are OEMs and contract manufacturers, spread over a wide area. The Company has customers in Asia (Hong Kong, Thailand, Japan, Taiwan and China), North America (the United States and Canada) and Europe (Germany, the United Kingdom, Holland and Norway). The following table shows net sales by geographic area (based on customer shipping destinations) as a percentage of total sales for the past three years:



Geographic Area	2009	2010	2011
China	52.8%	52.5%	42.7%
United States	32.0	44.3	41.7
Europe	12.5	2.0	11.5
Hong Kong	1.3	0.7	0.7
Others	1.4	0.5	3.4
Total	100.0%	100.0%	100.0%

In terms of business acquisition, the Company actively markets its products and services by regularly contacting both existing and potential customers directly, participating in trade shows, and advertising in trade publications. Through these channels, Deswell has positioned itself as a complete solutions provider for plastic injection mold design, tooling, molding and finishing, as well as a reputable EMS provider of advanced technology manufacturing processes and flexible logistics services.

CAPITAL EXPENDITURES

The principal capital expenditures and divestitures made by Deswell during the three years ended March 31, 2011 are as follows (in thousands):

	Year ended March 31		
	2009	2010	2011
Purchase of property, plant and equipment	$ 7,402	$ 1,606	$ 1,034
Proceeds from the sale of property, plant and equipment, net of transaction costs	345	5,528	87

Following investment of over seven million US dollars in new plastic injection molding machinery for the Company's Dongguan plastic injection molding plant in the fiscal year 2009, capital expenditure in fiscal 2010 and 2011 has fallen significantly. In 2011, the total expenditure of around US$1.0 million was primarily used in fitting out and upgrading the Dongguan facility, and replacing computers and office equipment. The Company's cash position remains strong, and it continues to finance most of its capital expenditure from internally generated funds.

FINANCIAL REVIEW



YEAR ENDED MARCH 31, 2011 (FISCAL 2011) COMPARED TO YEAR ENDED MARCH 31, 2010 (FISCAL 2010)

Net Sales

The Company's net sales for the year ended March 31, 2011 were $84,022,000, an increase of $2,408,000 or 3.0% as compared to fiscal 2010. The increase was related to an increase in sales revenue of $6,644,000, or 19.2%, from our electronic & metallic segment, offsetting the decrease in sales revenue at our plastic segment of $4,236,000, or 9.0%, as compared with respective net sales from these segments in fiscal 2010.

The decrease in sales from the plastic segment was mainly due to a change in product and customer mix stemming from a reduction of $9,976,000 in orders for plastic components used for electronic entertainment products from N&J Company Limited, the Company's largest customer in fiscal 2010, both in the plastic segments and as a whole, accounting for 33.3% of plastic segment sales and 19.2% of total sales during the year ended March 31, 2010. This reduction in the plastics segment, which reduced sales to N&J to less than 10% of total sales during fiscal 2011, was partially offset by an increase of $5,894,000 in sales to other customers of plastic components used for telephone and automotive products.

The increase in sales in the electronic & metallic segment was primarily attributable to an increase of $12,776,000 in orders for professional audio instrument products from existing and new customers, offsetting a decrease of $6,132,000 in orders for professional audio and telecommunication products from Digidesign, Inc. the Company's largest customer in the electronic & metallic segment and second largest customer as a whole during fiscal 2010, accounting for 25.7% of sales in the electronic & metallic segment sales and 10.8% of total sales during the year ended March 31, 2010. The increase in sales in the electronic & metallic segment resulted from the combined effect of orders from new customers and increased orders for new product models from existing customers.

The adverse effect on our operating results from decreases in sales during fiscal 2011 to our two largest customers during fiscal 2010 illustrates our historical dependence on a few major customers and that a substantial decrease in sales from any of our larger customers adversely impacts our financial performance. See the discussion "Historically we have been dependent on a few major customers that accounted for a substantial percentage of our sales. The significant decrease in orders from major customers materially and adversely affected our results of operations in our year ended March 31, 2011. Our sales will continue to decline and our financial results will suffer further if our major customer during fiscal 2011 ceases, or substantially reduces, its orders unless we can increase sales to new or existing customers.



Gross Profit

Gross profit for the year ended March 31, 2011 was $9,548,000, representing a gross profit margin of 11.4%. This compared with the overall gross profit and gross profit margin of $12,656,000 or 15.5% for the year ended March 31, 2010.

Gross profit in the plastic segment decreased by $4,013,000, to $5,831,000, or 13.6% of net sales for the year ended March 31, 2011, as compared to $9,844,000, or 20.9% of net sales, for fiscal 2010. The decrease in gross margin for the plastic segment was principally associated with increased labor cost related to regulatory increases in the minimum wage rates of factory workers and higher overtime allowances, offsetting a decrease in material costs as a percentage of net sales, when compared with fiscal 2010.

Gross profit in the electronic & metallic segment was $3,717,000, or 9.0% of net sales, for the year ended March 31, 2011, as compared to $2,813,000, or 8.1% of net sales, for fiscal 2010. The increase in gross margin was mainly attributed to an increase in sales volume of higher margin items and decrease in factory overhead expenses, offsetting the increase in labor costs as a result of regulatory increases in the minimum wage rates of factory workers and increases in overtime allowances and average number of workers, as compared with fiscal 2010.

Selling, general and administrative expenses

SG&A expenses for the year ended March 31, 2011 were $13,941,000, or 16.6% of total net sales, as compared to $15,505,000, or 19.0% of total net sales for the year ended March 31, 2010. SG&A expenses decreased by $1,564,000, or 10.1% in fiscal 2011, as compared to those expenses in fiscal 2010.

SG&A expenses in the plastic segment decreased by $1,604,000, to $8,980,000, or 21.0% of net sales, for the year ended March 31, 2011, compared to $10,584,000, or 22.5% of net sales, for fiscal 2010. The decrease was primarily related to decreases of $833,000 in staff housing and other costs associated with the headcount reduction in fiscal 2011, $352,000 in government license and registration fees, $87,000 in stock compensation expenses and $424,000 in depreciation, offsetting an increase of $246,000 in compensation to executives in this segment and $115,000 in selling expenses, as compared to fiscal 2010.

SG&A expenses in the electronic and metallic segment increased by $40,000, to $4,961,000, or 12.1% of net sales, for the year ended March 31, 2011, compared to $4,921,000, or 14.2% of net sales, for the fiscal 2010. The increase was primarily related to increases of $79,000 in selling expense and $99,000 in staff costs, offsetting decreases of $64,000 in compensation to executives in this segment, $38,000 in stock compensation expenses and $104,000 in government license and registration fees, as compared with the fiscal 2010.



Other operating expense

Other operating expense was $4,435,000 for the year ended March 31, 2011, as compared to other operating income of $4,594,000 in the prior fiscal year.

On a segment basis, other operating expense attributable to the plastic segment for the year ended March 31, 2011 was $4,498,000, as compared to other operating income of $4,250,000 for fiscal 2010. The other operating loss was mainly due to an exchange loss of $263,000, provisions of $229,000 for doubtful receivables and $4,474,000 of charges for impairment of property, plant and equipment fixed assets during the year ended March 31, 2011, as compared to a net gain of $4,198,000, included in other operating income for fiscal 2010, realized from the sale of the former plastic injection manufacturing plant in Shekou, Shenzhen, China, offset by a provision for doubtful receivables of $71,000 and an exchange loss of $87,000 during fiscal 2010.

Other operating income attributable to the electronic & metallic segment for the year ended March 31, 2011 was $63,000, as compared with other operating income of $344,000 for fiscal 2010. The decrease in other operating income was principally because of increases of $152,000 in exchange loss and $147,000 in provision for doubtful receivables, as compared with fiscal 2010.

Operating Loss

Operating loss was $8,828,000 for the year ended March 31, 2011, which compares to operating income of $1,745,000 for fiscal 2010.

On a segment basis, the operating loss of the plastic segment was $7,647,000, or a negative 17.9% of net sales, in the year ended March 31, 2011, as compared to operating income of $3,509,000, or 7.4% of net sales in fiscal 2010. The decrease in operating income in the plastic segment primarily resulted from the decrease in gross margin caused by higher labor costs and decrease in other operating income as described above.

The electronic and metallic segment reported an operating loss of $1,182,000, or a negative 2.9% of net sales, in the year ended March 31, 2011, compared to an operating loss of $1,764,000, or a negative 5.1% of net sales in fiscal 2010. The decrease in operating loss was because of the net effect of the increase in gross margin and the decrease in SG&A expenses as described above.

Non-operating income

Non-operating income for the year ended March 31, 2011 increased by $652,000 to $1,096,000 as compared with the prior fiscal year. This is mainly accounted for by an increase of $652,000 in the realized gain on the sale of marketable securities as compared with fiscal 2010.

Income Taxes

Income tax for the year ended March 31, 2011 was comprised of income tax expense of $596,000 and a deferred tax benefit of $214,000, as compared to the income tax expense of $380,000 and a deferred tax provision of $310,000 in fiscal 2010.





Net Loss

The Company had a net loss of $8,114,000, or a negative 9.7% of net sales, for the year ended March 31, 2011, as compared to net income of $1,499,000, or 1.8% of net sales, for the year ended March 31, 2010. The fiscal 2011 net loss was primarily attributable to decreased sales to the Company's largest customers in the plastics and electronic & metallic segments during fiscal 2010, $4,474,000 in impairment charges of fixed assets and decreases in gross profit margin, as described above.

Net loss for the plastic segment for the year ended March 31, 2011 totaled $6,955,000, as compared to net income of $3,446,000 for fiscal 2010. The net loss in the plastic segment was mainly the result of decreased sales to the Company's largest customer in the plastics segment during fiscal 2010, $4,474,000 in impairment charges of fixed assets and decreases in gross margin as described above.

Net loss for the electronic & metallic segment for the year ended March 31, 2011 was $1,159,000, compared to a net loss of $1,947,000 for the prior fiscal year. The decrease in net loss of the electronic and metallic segment was mainly from the increase in sales revenues despite decreased sales to the Company's largest customer during fiscal 2010, improvement in gross margin and the deferred tax benefit resulting from fiscal 2011, as described above.

SEASONALITY

The following table sets forth certain unaudited quarterly financial information sequentially for the four quarters in each of the three years in the period ended March 31, 2011 (in thousands):

	Year ended March 31,											
	2009				2010				**2011**			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	**Q1**	**Q2**	**Q3**	**Q4**
Net sales	$35,039	$32,241	$37,101	$27,357	$22,738	$20,852	$21,258	$16,666	**$20,486**	**$24,023**	**$23,534**	**$15,978**
Gross profit	5,901	3,524	6,413	4,330	3,603	2,907	4,049	2,097	**901**	**2,894**	**3,314**	**2,440**
Operating income (loss)	1,310	(1,663)	878	220	(272)	2,938	296	(1,218)	**(2,678)**	**(1,714)**	**(4,031)**	**(405)**
Net income (loss)	1,293	(1,675)	987	590	(253)	3,124	(437)	(935)	**(2,279)**	**(1,597)**	**(3,585)**	**(653)**

The first calendar quarter (the fourth fiscal quarter ending March 31 of our fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. Through March 31, 2011, the Company has not experienced any other significant seasonal fluctuations.

FINANCIAL REVIEW



IMPACT OF INFLATION

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company's assets and employees are located and inflation in China had little impact on Deswell. However, in addition to the appreciation of the RMB to the US dollar, inflation in China has recently affected the Company significantly.

The consumer price index (CPI), a major gauge of China's inflation, rose 4.9 % in January 2011 from a year earlier as food prices increased 10.3% due to rising demand and a drought in key grain-growing regions. The central government of China has been encouraging wage hikes in the hope of boosting consumer spending and reducing the economy's reliance on exports.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different minimum wage amounts based on the situation in their area. Effective May 1, 2010, China's Guangdong Province, where Deswell's manufacturing facilities are located, raised minimum wages by approximately 20% and effective March 1, 2011 again increased the minimum wage by another approximately 20%. The 2010 increase in minimum wages directly affected the Company's cost of labor, increasing our overall operating expenses and adversely affecting our financial results for its year ended March 31, 2011. The 2011 minimum wage increase can be expected to increase Deswell's operating expenses during its year ending March 31, 2012 from the amount reported for fiscal 2011 and similarly adversely impact operating results during the coming year.

Continuing material increases in our cost of labor will continue to increase the Company's operating costs and will adversely affect Deswell's financial results unless it passes on such increases to customers by increasing the prices of products and services. The effect of increases in the prices of products and services would make the Company's products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those Deswell offers in lower-cost regions of the world.
If the Company does not increase prices to pass on the effect of increases in labor costs, Deswell's margins and profitability would suffer.



EXCHANGE RATES

The Company's sales are mainly in United States dollars and Hong Kong dollars and its expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB.

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and relatively stable. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.750, 7.764 and 7.789 at March 31, 2009, 2010 and 2011, respectively. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong's central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to the U.S. dollars, our margins and financial results could be adversely affected.

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People's Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11.

The appreciation and depreciation in the exchange ratio of the RMB to the US dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Approximately 35.1%, 51.0% and 47.0% of our total costs and expenses were in RMB during the years ended March 31, 2009, 2010 and 2011, respectively.

In mid-2008, the Chinese government halted allowing the RMB to appreciate against the dollar as it did during earlier periods since July 25, 2005 because of concerns that the stronger RMB was hurting Chinese exports at a time of global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the US dollar during our year ended March 31, 2010. However, on June 19, 2010 China's central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the US dollar. However, on June 19, 2010 China's central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the US dollar, increasing 3.9% at March 31, 2011 from the midpoint level at March 31, 2010, and increasing to 1:6.4358 , or 1.9%, at July 29, 2011 from the midpoint level at March 31, 2011.

We did not hedge our currency risk during the years ended March 31, 2009, 2010 and 2011 and at March 31, 2011, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

FINANCIAL REVIEW



LIQUIDITY AND CAPITAL RESOURCES

For the year ended March 31, 2011, net cash used in operations totaled $3,194,000, including the net loss of $8,114,000, depreciation and amortization expenses of $6,197,000 and impairment of property, plant and equipment charges of $4,474,000. Accounts receivable increased by $3,189,000 over levels at March 31, 2010, primarily as a result of changes in customer mix with different credit terms. Inventories increased by $5,117,000 over levels at March 31, 2010, primarily resulting from the increased purchases of raw materials related to orders from certain customers that consisted of work-in-progress of plastic and electronics products at March 31, 2011. Accounts payable decreased by $434,000 over levels at March 31, 2010, primarily because of the decrease in materials purchases. For the year ended March 31, 2010, net cash generated from operations totaled $14,351,000, including net income of $1,499,000 and depreciation and amortization expenses of $7,011,000.

Net cash provided by investing activities amounted to $4,513,000 for the year ended March 31, 2011, while net cash used in investing activities in fiscal 2010 amounted to $1,449,000. Capital expenditures during these periods totaled $1,034,000 and $1,606,000, respectively. Our capital expenditures were primarily related to the acquisition of property, plant and equipment for our two manufacturing plants in Dongguan, China. In fiscal 2011, we acquired marketable securities for $8,049,000 and received cash proceeds from sale of the marketable securities for $13,509,000. In fiscal 2010, we acquired marketable securities for $5,631,000 and received proceeds of $5,185,000, net of transaction costs, from the sale of our former manufacturing plant in Shekou, Shenzhen, China.

Net cash used in financing activities for the years ended March 31, 2011 and 2010 were $804,000 and $916,000, respectively. Net cash we used in financing activities during the year ended March 31, 2011 was mainly to fund dividend payments to shareholders of $810,000. Net cash we used in financing activities during the year ended March 31, 2010 was primarily to fund dividend payments to shareholders of $1,619,000 and net of the proceeds of $703,000 from the exercise of stock options from directors and employees.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate at March 31, 2011 remained at 5.0% from March 31, 2010.

At March 31, 2011, the Company had cash and cash equivalents of $35,635,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company's working capital requirements are expected to increase in line with the growth in the Company's business.

At March 31, 2011, the Company had capital commitments totaling $83,000 for a new enterprise resource planning software system upgrade project and other capital commitments aggregating approximately $9,000 to purchase furniture and fixtures and leasehold improvements, all of which it expects to disburse during the year ending March 31, 2012.



A summary of our contractual obligations and commercial commitments as of March 31, 2011 is as follows:

	Payments due by period (in thousands)				
Contractual obligations	Total	Year ending March 31, 2012	Period from April 1, 2012 to March 31, 2014	Period from April 1, 2014 to March 31, 2016	Period after March 31, 2016
Long-term bank borrowing	$ -	$ -	$ -	$ -	$ -
Capital (finance) lease obligations	-	-	-	-	-
Operating lease payments	14	14	-	-	-
Capital commitment	92	92	-	-	-
Other purchase obligations	6,334	6,334	-	-	-
Other long-term liabilities reflected on Company's balance sheet under US GAAP	-	-	-	-	-
Total	$ 6,440	$ 6,440	$ -	$ -	$ -

FINANCIAL REVIEW



FIVE YEAR FINANCIAL SUMMARY

SELECTED FINANCIAL DATA [1]

(in thousands except per share and statistical data)

Income Statement Data:

	Year ended March 31,				
	2007	2008	2009	2010	**2011**
Net sales	$ 136,779	$ 143,806	$ 131,738	$ 81,614	**$ 84,022**
Cost of sales	105,506	117,373	111,570	68,958	**74,474**
Gross profit	31,273	26,433	20,168	12,656	**9,548**
Selling, general and administrative expenses	18,957	19,601	19,291	15,505	**13,941**
Other income (expenses), net	1,376	1,838	(132)	4,594	**(4,435)**
Operating income (loss)	13,692	8,670	745	1,745	**(8,828)**
Non-operating income, net	547	521	168	444	**1,096**
Income (loss) before income taxes	14,239	9,191	913	2,189	**(7,732)**
Income taxes	1,239	104	(282)	690	**382**
Net income (loss)	13,000	9,087	1,195	1,499	**(8,114)**
Net income attributable to non-controlling interests	833	228	–	–	**–**
Net income (loss) attributable to Deswell Industries, Inc.	$ 12,167	$ 8,859	$ 1,195	$ 1,499	**$ (8,114)**
Basic earnings (loss) per share [2]	$ 0.81	$ 0.57	$ 0.08	$ 0.09	**$ (0.50)**
Average number of shares outstanding – basic [2]	14,956	15,517	15,791	15,965	**16,193**
Diluted earnings (loss) per share [2]	$ 0.81	$ 0.57	$ 0.08	$ 0.09	**$ (0.50)**
Average number of shares outstanding – diluted [2]	15,048	15,566	15,805	16,039	**16,139**

Statistical Data:

	2007	2008	2009	2010	**2011**
Gross margin	22.9%	18.4%	15.3%	15.5%	**11.4%**
Operating margin	10.0%	6.0%	0.6%	2.1%	**(10.5%)**
Dividends per share	$ 0.65	$ 0.61	$ 0.24	$ 0.10	**$ 0.10**

Balance Sheet Data:

	At March 31,				
	2007	2008	2009	2010	**2011**
Working capital	$ 58,672	$ 54,751	$ 52,605	$ 59,848	**$ 59,689**
Total assets	141,210	140,407	137,482	134,011	**127,159**
Long-term debt, less current portion	–	–	–	–	**–**
Total debt	–	–	–	–	**–**
Shareholders' equity	111,655	121,257	120,307	121,015	**111,287**



(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars.

(2) Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF DESWELL INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the "Company") as of March 31, 2010 and 2011, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deswell Industries, Inc.'s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 2, 2011 expressed an unqualified opinion thereon.

BDO LIMITED
Hong Kong, August 2, 2011

FINANCIAL STATEMENTS



CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2010	March 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 35,120	**$ 35,635**
Marketable securities (note 3)	5,673	**1,045**
Accounts receivable, less allowances for doubtful accounts of $223 and $599 at March 31, 2010 and 2011, respectively	14,399	**17,210**
Inventories (note 4)	15,808	**19,517**
Prepaid expenses and other current assets (note 5)	1,844	**2,154**
Total current assets	72,844	**75,561**
Property, plant and equipment-net (note 6)	60,705	**51,052**
Deferred income tax assets (note 9)	70	**154**
Goodwill (note 7)	392	**392**
Total assets	$ 134,011	**$ 127,159**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,298	**$ 6,864**
Accrued payroll and employee benefits	2,570	**3,971**
Customer deposits	883	**1,965**
Other accrued liabilities (note 8)	1,905	**1,453**
Income taxes payable	–	**596**
Deferred income tax liabilities (note 9)	340	**213**
Dividend payable	–	**810**
Total current liabilities	12,996	**15,872**
Commitments and contingencies (note 10)	–	**-**
Shareholders' equity:		
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2010 - 16,191,810; March 31, 2011 – 16,194,810	50,803	**50,809**
Additional paid-in capital	7,719	**7,719**
Accumulated other comprehensive income	5,316	**5,316**
Retained earnings	57,177	**47,443**
Total shareholders' equity	121,015	**111,287**
Total liabilities and shareholders' equity	$ 134,011	**$ 127,159**

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS



CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except per share data)

	Year ended March 31,		
	2009	2010	**2011**
Net sales	$ 131,738	$ 81,614	**$ 84,022**
Cost of sales	111,570	68,958	**74,474**
Gross profit	20,168	12,656	**9,548**
Selling, general and administrative expenses	19,291	15,505	**13,941**
Other income (expenses), net	(132)	4,594	**(4,435)**
Operating income (loss)	745	1,745	**(8,828)**
Non-operating income, net	168	444	**1,096**
Income (loss) before income taxes	913	2,189	**(7,732)**
Income taxes (note 9)	(282)	690	**382**
Net income (loss) attributable to Deswell Industries, Inc.	1,195	1,499	**(8,114)**
Other comprehensive income			
Foreign currency translation adjustment	1,582	–	**–**
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$ 2,777	$ 1,499	**$ (8,114)**
Net income (loss) per share attributable to Deswell Industries, Inc. (note 2)			
Basic:			
Net income (loss) per share	$ 0.08	$ 0.09	**$ (0.50)**
Weighted average common shares outstanding (shares in thousands)	15,791	15,965	**16,193**
Diluted:			
Net income (loss) per share	$ 0.08	$ 0.09	**$ (0.50)**
Weighted average common and potential common shares (shares in thousands)	15,805	16,039	**16,193**

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock			Accumulated Other		
	Shares outstanding	Amount	Additional paid-in capital	comprehensive income	Retained earnings	Shareholders' equity
Balance at March 31, 2008	15,790,810	49,923	7,709	3,734	59,891	121,257
Stock-based compensation	–	–	62	–	–	62
Foreign currency translation adjustment	–	–	–	1,582	–	1,582
Net income	–	–	–	–	1,195	1,195
Dividends ($0.24 per share)	–	–	–	–	(3,789)	(3,789)
Balance at March 31, 2009	15,790,810	49,923	7,771	5,316	57,297	120,307
Stock-based compensation	–	–	125	–	–	125
Exercise of stock options	401,000	880	(177)	–	–	703
Net income	–	–	–	–	1,499	1,499
Dividends ($0.10 per share)	–	–	–	–	(1,619)	(1,619)
Balance at March 31, 2010	**16,191,810**	**50,803**	**7,719**	**5,316**	**57,177**	**121,015**
Exercise of stock options	**3,000**	**6**	**–**	**–**	**–**	**6**
Net income	**–**	**–**	**–**	**–**	**(8,114)**	**(8,114)**
Dividends ($0.10 per share)	**–**	**–**	**–**	**–**	**(1,620)**	**(1,620)**
Balance at March 31, 2011	**16,194,810**	**50,809**	**7,719**	**5,316**	**47,443**	**111,287**

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,		
	2009	2010	2011
Cash flows from operating activities			
Net income (loss)	$ 1,195	$ 1,499	$ (8,114)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	7,264	7,011	6,197
Provision for doubtful accounts	275	72	378
Allowances for obsolete inventories	1,585	573	1,408
Impairment of property, plant and equipment	176	8	4,474
Loss (gain) on sale of property, plant and equipment	216	(4,339)	(71)
Unrealized holding loss (gain) on marketable securities	16	(42)	21
Gain on disposal of marketable securities	–	(160)	(853)
Stock-based compensation	62	125	–
Deferred tax	(517)	1,016	(211)
Changes in operating assets and liabilities:			
Accounts receivable	(1,193)	7,756	(3,189)
Inventories	3,338	5,064	(5,117)
Prepaid expenses and other current assets	1,306	287	(310)
Income taxes receivable	3	–	–
Accounts payable	(2,157)	(3,072)	(434)
Accrued payroll and employee benefits	(376)	97	1,401
Customer deposits	335	(577)	1,082
Other accrued liabilities	67	(262)	(452)
Income taxes payable	74	(705)	596
Net cash provided by (used in) operating activities	11,669	14,351	(3,194)
Cash flows from investing activities			
Purchase of property, plant and equipment	(7,402)	(1,606)	(1,034)
Proceeds from sale of property, plant and equipment, net of transaction costs	345	5,528	87
Purchase of marketable securities	–	(5,631)	(8,049)
Proceeds from sale of marketable securities	–	260	13,509
Net cash provided by (used in) investing activities	(7,057)	(1,449)	4,513
Cash flows from financing activities			
Dividends paid	(3,789)	(1,619)	(810)
Exercise of stock options	–	703	6
Net cash used in financing activities	(3,789)	(916)	(804)
Effect of exchange rate changes	(407)	–	–
Net increase in cash and cash equivalents	416	11,986	515
Cash and cash equivalents, beginning of year	22,718	23,134	35,120
Cash and cash equivalents, end of year	$ 23,134	$ 35,120	$ 35,635
Supplementary disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ –	$ –	$ –
Income taxes	$ 79	$ 380	$ –

See accompanying notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

1. ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"). From August 2003, these activities were moved to the Macao Special Administrative Region ("Macao") of China.

As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be distributed from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2011, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $56,325.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill

The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Accounting Standards Codification ("ASC") No. 350, "Intangibles – Goodwill and Other", which requires the carrying value of goodwill to be evaluated for impairment on an annual basis or more frequently if impairment indicators arise. The Company regularly conducted annual impairment evaluation. The impairment test requires to estimate the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and the Company proceeds to step two of the impairment analysis. In step two of the analysis, the Company measures and records an impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its implied fair value should such a circumstance arise.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities

All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method and interest earned is included in non-operating income.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process. The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management's analysis of inventory levels.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Property, plant and equipment

Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	30 – 50 years
Plant and machinery	5 – 15 years
Furniture, fixtures and equipment	4 – 5 years
Motor vehicles	3 – 5 years
Leasehold improvements	2 – 5 years

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no capital leases for any of the periods presented.

Impairment of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360 "Property, Plant and Equipment", the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

In evaluation of undiscounted projected cash-flows associated with those assets, the Company assessed that long-lived assets at March 31, 2009, 2010 and 2011 to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company impaired that the carrying values of long-lived assets of $176, $8 and $4,474, respectively.

Revenue recognition

Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and its collectability is reasonably assured. Customers do not have a general right of return on products shipped. The Company permits the return of damaged or defective products and accounts for these actual returns as deduction from sales. Products returns to the Company were insignificant during past years.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

Comprehensive income

Other comprehensive income for the years ended March 31, 2009 represented foreign currency translation adjustments and were included in the consolidated statement of operations.

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its customers' financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. Unanticipated changes in the liquidity or financial position of the Company's customers may require additional provisions for doubtful accounts.

Shipping and handling cost

Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2009, 2010 and 2011, shipping and handling costs expensed to selling expenses were $1,714, $985 and $863, respectively.

Income taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

The Company adopted the provisions of ASC No. 740 "Income Taxes" ("ASC 740"), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides accounting guidance on de-recognition, classification, interest and penalties, disclosure and transition.

Foreign currency translation

The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7597, 7.7597 and 7.7965 as of March 31, 2009, 2010 and 2011, respectively. The exchange rates between the Chinese renminbi and the U.S. dollar were approximately 6.8417, 6.8417 and 6.583 as of March 31, 2009, 2010, and 2011, respectively.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Monetary items existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in the consolidated statement of operations.

Aggregate net foreign currency transaction gain(loss) included in other income were $704, $(43) and $(372) for the years ended March 31, 2009, 2010 and 2011, respectively.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prior to January 1, 2009, the functional currencies of our subsidiaries were Hong Kong dollars and Chinese renminbi. Effective January 1, 2009, the functional currencies of all our subsidiaries were changed to U.S. dollars. The U.S. dollar is considered by management to be the most appropriate functional currency of Deswell's subsidiaries because over the years, and especially in our year ended March 31, 2009, most of our customers contracted with our subsidiaries in U.S. dollars.

During the years ended March 31, 2009, 2010 and 2011, 72.4%, 62.7% and 55.1% of our sales of plastic products were denominated in U.S. dollars, respectively. During the years ended March 31, 2009, 2010 and 2011, 95%, 95% and 99.8%, respectively, of sales of products in our electronics segment were denominated in U.S. dollars.

Primarily because of the stability of the exchange rate between the Hong Kong dollar and the U.S. dollar, which has existed since the Hong Kong government pegged the exchange rate at HK$7.80 to US$1.00 in 1983, and, to a lesser degree, because steady of appreciation of the Chinese Renminbi to the U.S. dollar, beginning around July 1, 2008, and the relative stability in the exchange rate of the Chinese Renminbi to the U.S. dollar since then, the actual effect of the change in the functional currency to the U.S. dollar was immaterial to the Company's results of operations, liquidity and cash flows for the years ended March 31, 2009 and March 31, 2010.

Irrespective of our functional currency, however, if the exchange rate of the Chinese Renminbi to U.S. dollar again becomes volatile, our results of operations would be affected, positively or negatively, depending on the amounts of expenses our subsidiaries pay in Chinese Renminbi and whether the Chinese Renminbi depreciates or appreciates to the U.S. dollar. The exchange rate of the RMB resumed significant appreciation to the US dollar beginning in June 2010 when China's central bank announced that it planned to introduce more flexibility in the management of China's currency and appreciated approximately 4.1% at March 31, 2011 from the exchange rate at March 31, 2010. Accordingly, the Company's operating expenses increased, and the Company's results of operations were negatively impacted, by the appreciation of the RMB to US dollar during the year ended March 31, 2011. If the RMB continues appreciating to the U.S. dollar, our operating costs would continue to increase and our financial results would be adversely affected.

Post-retirement and post-employment benefits

The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees.

Stock-based compensation

The Company adopts ASC No. 718, "Compensation – Stock Compensation", which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

For the years ended March 31, 2009, 2010 and 2011, the Company records stock-based compensation expenses amounted to $62, $125 and $nil in the statement of operations respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.



The fair value of options granted in the years ended March 31, 2009 and 2010 were estimated using the Binomial option pricing model with the following assumptions:

	2009	2010
Risk-free interest rate – weighted average	2.90%	**2.88%**
Expected life of options – weighted average	10 years	**10 years**
Stock volatility	40.49%	**47.08%**
Expected dividend yield	7.35%	**6.61%**

The Company applied judgment in estimating key assumptions in determining the fair value of the stock options on the date of grant. The Company used historical data to estimate the expected life of options, stock volatility and expected dividend yield. The risk-free interest rate of the option was based on the 10 years U.S. Treasury yield at time of grant.

Net income per share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net income per share and diluted net income per share calculated in accordance with ASC No. 260, "Earnings Per Share", are reconciled as follows (shares in thousands):

	Year ended March 31,		
	2009	2010	2011
Net income (loss) attributable to Deswell Industries, Inc.	$ 1,195	$ 1,499	**$ (8,114)**
Basic net income (loss) per share	$ 0.08	$ 0.09	**$ (0.50)**
Basic weighted average common shares outstanding	15,791	15,965	**16,193**
Effect of dilutive securities – Options	14	74	**-**
Diluted weighted average common and potential common shares outstanding	15,805	16,039	**16,193**
Diluted net income (loss) per share	$ 0.08	$ 0.09	**$ (0.50)**

For the years ended March 31, 2009, 2010 and 2011, potential common shares of 726,000, 668,500 and 668,500 shares related to stock options are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

19,000 shares related to stock options are excluded from the calculations of diluted net income per share for the year ended March 31, 2011 because their inclusion would have been anti-dilutive.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

Fair Value Measurements

The Company has adopted ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

Its establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

Recent changes in accounting standards

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements". ASU 2010-06 requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to now require that (1) a reporting entity must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2010-06 on the Company's financial position, results of operations and cash flows, but does not expect it to have a material impact.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

In April 2010, the FASB issued ASU 2010-13, "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades". It addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB ASC Topic 718, "Compensation—Stock Compensation", was amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trade shall not be considered to contain a market, performance or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies for equity classification. The amendments will be effective for fiscal years, and interim reporting periods within those fiscal years, beginning on or after December 15, 2010, with early application permitted. The Company evaluated the effect of ASU 2010-13 on its financial statements and has concluded that it would have no impact on its financial positions, results of operation and cash flows.

In December 2010, the FASB issued ASU 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts". This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The Company does not expect that the adoption of ASU 2010-28 will have a material impact on its financial position, results of operations, or cash flows.

In May 2011, the FASB issued ASU 2011-04 "Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption by public entities prohibited, and is applicable to the Company's fiscal quarter beginning April 1, 2012. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 "Comprehensive Income (Topic 220) Presentation of Comprehensive Income". This pronouncement is an authoritative guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. It is applicable to the Company's fiscal year beginning October 1, 2012. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

3. MARKETABLE SECURITIES

The Company acquired equity securities listed in Hong Kong and Singapore.

	March 31,	
	2010	**2011**
Cost	$ 5,631	**$ 1,066**
Market value	$ 5,673	**$ 1,045**

Unrealized gain (loss) for the years ended March 31, 2009, 2010 and 2011 were $(16), $42 and $(21), respectively.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

3. MARKETABLE SECURITIES (Continued)

Net proceeds from sale of marketable securities for the years ended March 31, 2009, 2010 and 2011 were $nil, $260 and $13,509, respectively and realized gain from sale of marketable securities for the years ended March 31, 2009, 2010 and 2011 were $nil, $160 and $853, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASU 2010-06 because the valuations were based on quoted prices for identical securities in active markets.

4. INVENTORIES

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,	
	2010	**2011**
Raw materials	$ 10,162	**$ 12,280**
Work in progress	2,938	**4,167**
Finished goods	2,708	**3,070**
	$ 15,808	**$ 19,517**

Obsolescence allowance for inventory is as follows:

	March 31,		
	2009	2010	**2011**
Balance at beginning of the year	$ 2,082	$ 3,330	**$ 3,281**
Additional charges	1,585	573	**1,408**
Written off	(337)	(622)	**(273)**
Balance at the end of the year	$ 3,330	$ 3,281	**$ 4,416**

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31,	
	2010	**2011**
Value added tax receivable	$ 749	**$ 477**
Rental and utility deposit	181	**13**
Advance to suppliers	458	**649**
Prepayment	81	**510**
Others	375	**505**
	$ 1,844	**$ 2,154**



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	March 31, 2010	March 31, 2011
At cost:		
Land and buildings	$ 33,632	**$ 33,633**
Plant and machinery	55,119	**55,627**
Furniture, fixtures and equipment	13,722	**13,728**
Motor vehicles	1,924	**1,549**
Leasehold improvements	3,294	**3,465**
Total	107,691	**108,002**
Less: accumulated depreciation and amortization	(47,152)	**(52,662)**
Less: impairment	(69)	**(4,501)**
	60,470	**50,839**
Construction in progress	315	**293**
Less: impairment	(80)	**(80)**
	235	**213**
Net book value	$ 60,705	**$ 51,052**

Certain comparative figures have been reclassified among different categories of property, plant and equipment to conform the presentation of the current year to reflect the true nature of the assets and such reclassification has no impact on the Company's profit for the year ended March 31, 2010.

Included in furniture, fixture and equipment is computer software with net values of $267 and $317 as of March 31, 2010 and 2011, respectively.

During the years end March 31, 2009, 2010 and 2011, the Company impaired its property, plant and equipment by $176, $8 and $4,474, respectively which were charged to other income (expenses) in consolidation statements of operations and comprehensive income (loss).

During the year ended March 31, 2010, the Company disposed of the old plastic injection factory premises located in Shenzhen, China with a net gain of $4,198 which included in other income.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

Cost of land and buildings consist of the following:

	March 31,	
	2010	**2011**
Land use right of state-owned land and buildings erected thereon (a)	$ 29,451	**$ 29,452**
Long term leased land and buildings erected thereon (b)	4,181	**4,181**
	$ 33,632	**$ 33,633**

(a) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China on which an upfront lump-sum payment has been made for the right to use the land and building with lease terms of 50 years expiring in 2050.

(b) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2011, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

7. GOODWILL

The impairment in goodwill for the years ended March 31, 2009, 2010 and 2011 were $nil. Details of the goodwill are as follows:

Acquisitions	March 31,	
	2010	**2011**
Electronic division	$ 393	**$ 393**
Metallic division	317	**317**
Foreign exchange differences	(1)	**(1)**
Impairment – metallic division	(317)	**(317)**
	$ 392	**$ 392**



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

8. OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

	March 31,	
	2010	2011
Accrued expenses	$ 1,333	$ 729
Value added tax payable	49	9
Others	523	715
	$ 1,905	$ 1,453

9. INCOME TAXES

The components of income (loss) before income taxes are as follows:

	Year ended March 31,		
	2009	2010	2011
Hong Kong	$ (5)	$ (1)	$ (3)
China	918	2,190	(7,729)
	$ 913	$ 2,189	$ (7,732)

Under the current BVI law, the Company's income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiaries incorporated in Samoa are not subject to profit tax as they have no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2009:16.5%, 2010:16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

Prior to January 1, 2008, enterprise income tax in China was generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company's subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the PRC income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.

From January 1, 2008, with the effect of the new PRC Income Tax Law, the standard income tax rate for all companies has been reduced from the rate of 33% to 25%.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

9. INCOME TAXES (Continued)

Jetcrown Industrial Shenzhen Limited ("JISL"), a fully owned subsidiary deregistered on March 24, 2010, had fully enjoyed the above tax holiday and concessions by December 31, 1995. Under the new Income Tax Law, the tax rate applicable to JISL is 18% and 20% for the calender years ended December 31, 2008 and 2009, respectively.

Dongguan Kwan Hong Electronics Company Limited ("DKHE") (a subsidiary of the Company) had fully enjoyed the tax holiday and concessions by December 31, 2004. The applicable tax rate of DKHE for the calendar years ended December 31, 2008, 2009 and 2010 is 25%.

In September 2007, Jetcrown Industrial (Dongguan) Limited ("JIDL") (a subsidiary of the Company) had revised its first and second tax exemption year from the calendar year ended December 31, 2004 and 2005 respectively, to the calendar years ended December 31, 2002 and 2003 respectively. The revision was upon a tax reassessment by the PRC tax authorities during the year ended March 31, 2007 regarding the commencement year of exemption and inter-company sales pricing issues. The tax rate applicable for JIDL for calendar years 2002 to 2006 was 24%. JIDL was entitled to a full tax exemption for each of the calendar years ended December 31, 2002 and 2003 and a 50% exemption for each of the calendar years ended December 31, 2004, 2005 and 2006. An aggregate amount of $450 additional income tax provision, which comprised approximately $154, $92, $166 and $38 for taxable calendar years 2004, 2005 and 2006 and the quarter ended March 31, 2007 respectively had been charged to the consolidation income statement for the year ended March 31, 2007. The assessment and payment for income taxes for calendar years 2004 and 2005 were settled and concluded in September 2007 at the amount as provided. The assessment and payment for calendar year 2006 were settled at $101 in January 2008. However, there can be no assurance that the PRC tax authorities will not, in the future, further challenge (i) the reported revenue of JIDL for periods starting from the calendar year ended 31 December 2006; and (ii) revenues reported by JIDL for value-added tax filing purpose. There can also be no assurance that similar reassessments will not be extended to other PRC subsidiaries of the Company. The above reassessments, if conducted in the future, may cause an adverse impact to the net operating results of the Company.

For the calendar year ended December 31, 2008, 2009 and 2010, the tax rate for JIDL is 25%.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. The Company is subject to the applicable transfer pricing rules in PRC in connection to the transactions between its subsidiaries located inside and outside PRC. In accordance to Guo Shui Fa [2009] No.2 "Implementation Regulations of Special Tax Adjustments (Provisional)"("Guo Shui Fa [2009] No.2"), which took effect beginning in calendar year 2008 and set out the regulations in relation to transfer pricing, contemporaneous documentation, disclosure and compliance of intercompany transactions, the Company and external consultants have prepared transfer pricing contemporaneous documentations (the "Contemporaneous Documentations") of DKHE and JIDL for the calendar years ended December 31, 2008 and 2009.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities authorities have the right to deem the Company for a tax amount based on the Contemporaneous Documentations or a basis that they considered reasonable.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

The amount of current tax represents the estimated deemed profit tax imposed on the Company by the PRC tax authorities for the calendar years ended December 31, 2008, 2009, 2010 and three months period ended March 31, 2011. The amounts have been estimated based on the Contemporaneous Documentations.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of ASC 740. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2011, there is no interest and penalties related to uncertain tax positions.

The provision for income taxes consists of the following:

	Year ended March 31,		
	2009	2010	**2011**
Current tax - China	$ 234	$ 380	**$ 596**
Deferred tax	(516)	310	**(214)**
	$ (282)	$ 690	**$ 382**

A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,		
	2009	2010	**2011**
Provision for income taxes at statutory tax rate in China	$ 227	$ 547	**$ (1,933)**
Effect of different tax rate in various jurisdictions	(1)	(210)	**(1)**
Effect of income for which no income tax is chargeable	(1,452)	(212)	**(295)**
Effect of expense for which no income tax is deductible	1,307	847	**1,629**
Net change in valuation allowances	(15)	(233)	**700**
Under (over) provision of income tax in previous years	(348)	(69)	**282**
Others	-	20	**-**
Effective tax	$ (282)	$ 690	**$ 382**



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

9. INCOME TAXES (Continued)

The components of deferred income tax are as follows:

	March 31,	
	2010	2011
Deferred tax asset (liability):		
Net operating loss carry forwards	$ 704	$ 434
Provision of employee benefits	242	325
Depreciation and amortization	26	4
Impairment of property, plant and equipment	-	1,114
Revenue recognized for financial reporting purpose before being recognized for tax purpose	(1,285)	(1,258)
Others	43	22
Less: Valuation allowances	-	(700)
Net deferred tax liability	$ (270)	$ (59)

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. The unused tax losses, amounted to $1,188 and $552, will be expired in calendar year ending 2012 and 2015 respectively.

10. COMMITMENTS AND CONTINGENCIES

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statements of operations were $317, $216 and $102 for the years ended March 31, 2009, 2010 and 2011, respectively.

At March 31, 2011, the Company was obligated under operating leases requiring minimum rentals as follows:

Year ending March 31, 2012	$ 14
Total minimum lease payments	$ 14

At March 31, 2011, the Company had capital commitments for purchase of furniture and fixtures totaling $2, which are expected to be disbursed during the year ending March 31, 2012. The Company had capital commitments for system upgrade project at March 31, 2011 totaling $83, which are expected to be disbursed by March 31, 2012. The Company also had capital commitments for leasehold improvements totaling $7, which are expected to be disbursed during the year ending March 31, 2012.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

11. EMPLOYEE BENEFITS

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense of $697, $528 and $492 related to this plan, which is calculated at the range of 8% to 11% of the average monthly salary, was provided for the years ended March 31, 2009, 2010 and 2011, respectively.

12. STOCK OPTION PLAN

On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company's shareholders approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan. On August 17, 2007, the Company's Board of Directors, subject to shareholders' approval, approved an increase of 400,000 shares making a total of 1,800,000 shares of common stock available under the 2003 Stock Option Plan. The Company's shareholders approved this amendment at the Company's Annual Shareholders' Meeting held on October 9, 2007. On August 13, 2010, the Company's Board of Directors, subject to shareholders' approval, approved an increase of 800,000 shares making a total of 2,600,000 shares of common stock available under the 2003 Stock Option Plan. The Company's shareholders approved this amendment at the Company's Annual Shareholders' Meeting held on September 16, 2010.

At March 31, 2011, options to purchase an aggregate of 4,269,000 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. All the options expire 10 years from the date of grant and vest immediately or over a period of 1 to 10 years. A summary of the option activity (with weighted average prices per share) is as follows:

	Year ended March 31,					
	2009		2010		**2011**	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	**Number of stock options**	**Weighted average exercise price**
Outstanding at beginning of the year	1,119,000	$ 11.14	1,066,000	$ 9.19	**690,500**	**$ 10.19**
Granted during the year	190,000	1.34	233,000	2.09	**-**	**-**
Exercised during the year	–	–	(401,000)	1.75	**(3,000)**	**2.09**
Canceled or expired	(243,000)	12.03	(207,500)	12.27	**-**	**-**
Outstanding and exercisable at the end of the year	1,066,000	$ 9.19	690,500	$ 10.19	**687,500**	**$ 10.23**
Range of exercise price per share	$1.34 to $14.10		$1.34 to $14.10		**$1.34 to $14.10**	



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

12. STOCK OPTION PLAN (Continued)

The weighted average fair value of options granted for the years ended March 31, 2009, 2010 and 2011 was $0.33, $0.54 and $nil per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2009, 2010 and 2011 was $nil, $940 and $4, respectively. At March 31, 2011, the aggregated intrinsic value of options outstanding and exercisable was $25.

There were 243,000, 207,500 and nil options canceled for the years ended March 31, 2009, 2010 and 2011. The weighted average remaining contractual life of the share options outstanding at March 31, 2011 was 4.39 years. At March 31, 2009, 2010 and 2011, there were 243,000, 217,500 and 1,017,500 options available for future grant under the plans respectively.

13. OPERATING RISK

Concentrations of Credit Risk and Major Customers

A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2009, 2010 and 2011 are as follows:

	Percentage of net sales Year ended March 31,		
	2009	2010	**2011**
N&J Company Limited	28.6%	19.2%	*
Digidesign, Inc.	12.7%	12.0%	*
VTech Telecommunications Limited	*	10.8%	**14.6%**

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Debtors accounting for 10% or more of total accounts receivable at March 31, 2010 and 2011, respectively, are as follows:

	Percentage of accounts receivable March 31,	
	2010	**2011**
VTech Telecommunications Limited	15.3%	**25.0%**
Peavey Electronics Corp.	12.6%	*
Digidesign, Inc.	10.9%	*

* Less than 10%

There were accounts receivable written off of $6, $7 and $7 during the years ended March 31, 2009, 2010 and 2011 respectively. There were provision for doubtful accounts of $275, $72 and $378 during the years ended March 31, 2009, 2010 and 2011 respectively. There were charge off of $nil, $199 and $2 during the years ended March 31, 2009, 2010 and 2011 respectively. At March 31, 2009, 2010 and 2011, allowances for doubtful accounts were $349, $223 and $599 respectively.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

Country risk

The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

14. SEGMENT INFORMATION

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Year ended March 31,								
	2009			2010			**2011**		
	Net sales	Intersegment Sales	Profit (loss)	Net sales	Intersegment Sales	Profit (loss)	**Net sales**	**Intersegment Sales**	**Profit (loss)**
Segment:									
Injection molded plastic parts	$ 75,838	$ 2,437	$ 1,553	$ 48,177	$ 1,168	$ 3,734	**$ 44,326**	**$ 1,553**	**$ (6,662)**
Electronic products	57,859	724	29	34,634	51	(1,048)	**41,231**	**141**	**(625)**
Metallic parts	1,202	-	(669)	36	14	(497)	**165**	**6**	**(445)**
Segment total	$ 134,899	$ 3,161	$ 913	$ 82,847	$ 1,233	$ 2,189	**$ 85,722**	**$ 1,700**	**$ (7,732)**
Reconciliation to consolidated totals:									
Sales eliminations	(3,161)	(3,161)	-	(1,233)	(1,233)	-	**(1,700)**	**(1,700)**	**-**
Consolidated totals: Net sales	$ 131,738	$ -		$ 81,614	$ -		**$ 84,022**	**$ -**	
Income (loss) before income taxes			$ 913			$ 2,189			**$ (7,732)**



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

14. SEGMENT INFORMATION (Continued)

	Year ended March 31,					
	2009		2010		2011	
	Interest income	Interest expenses	Interest income	Interest expenses	Interest income	Interest expenses
Segment:						
Injection molded plastic parts	$ 215	$ -	$ 166	$ -	$ 112	$ -
Electronic products	12	-	13	-	29	-
Metallic parts	-	-	-	-	-	-
Consolidated total	$ 227	$ -	$ 179	$ -	$ 141	$ -

	Year ended March 31,								
	2009			2010			2011		
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:									
Injection molded plastic parts	$ 101,497	$ 6,648	$ 5,834	$ 105,084	$ 1,308	$ 5,838	$ 92,922	$ 714	$ 5,300
Electronic products	34,885	637	1,229	32,569	257	1,007	39,933	280	771
Metallic parts	1,067	117	201	739	41	166	(6,093)	40	126
Segment totals	$ 137,449	$ 7,402	$ 7,264	$ 138,392	$ 1,606	$ 7,011	$ 126,762	$ 1,034	$ 6,197
Reconciliation to consolidated totals:									
Elimination of receivables from intersegments	(359)	-	-	(4,773)	-	-	5	-	-
Goodwill allocated to electronic products segment	392	-	-	392	-	-	392	-	-
Consolidated totals	$ 137,482	$ 7,402	$ 7,264	$ 134,011	$ 1,606	$ 7,011	$ 127,159	$ 1,034	$ 6,197



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

The Company's sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,		
	2009	2010	**2011**
Net sales			
United States of America	$ 42,100	$ 36,144	**$ 35,044**
China	69,617	42,848	**35,910**
United Kingdom	13,925	1,278	**7,580**
Hong Kong	1,762	597	**571**
Europe	2,438	364	**2,075**
Others	1,896	383	**2,842**
Total net sales	$ 131,738	$ 81,614	**$ 84,022**

The location of the Company's identifiable assets is as follows:

	Year ended March 31,		
	2009	2010	**2011**
Hong Kong and Macao	$ 38,745	$ 52,457	**$ 40,951**
China	98,345	81,162	**85,816**
Total identifiable assets	$ 137,090	$ 133,619	**$ 126,767**
Goodwill	392	392	**392**
Total assets	$ 137,482	$ 134,011	**$ 127,159**

15. SUBSEQUENT EVENTS

On June 28, 2011, the Company declared a dividend of $810, or $0.05 per common share payable on July 28, 2011 to shareholders of record as of July 8, 2011.

16. CONDENSED FINANCIAL INFORMATION OF DESWELL INDUSTRIES, INC.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc's PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $62,371 (equivalent to RMB 427 million) and $72,714 (equivalent to RMB 479 million) as of March 31, 2010 and 2011, respectively.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

16. CONDENSED FINANCIAL INFORMATION OF DESWELL INDUSTRIES, INC. (Continued)

Balance sheets

	March 31,	
	2010	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 664	$ 324
Prepaid expenses and other current assets	28	76
Amounts due from subsidiaries	60,982	58,380
Total current assets	61,674	58,780
Investments in unconsolidated subsidiaries	59,362	53,313
Property, plant and equipment	212	274
Total assets	$ 121,248	$ 112,367
Liabilities and shareholders' equity		
Current liabilities:		
Accrued expenses	$ -	$ 200
Other liabilities	233	70
Dividend payable	-	810
Total current liabilities	233	1,080
Total shareholders' equity	121,015	111,287
Total liabilities and shareholders' equity	$ 121,248	$ 112,367

Statements of operations and comprehensive income (loss)

	Year ended March 31,		
	2009	2010	2011
Equity in earnings (loss) of unconsolidated subsidiaries	$ 3,274	$ 3,335	$ (6,049)
Operating expenses	2,078	1,836	2,066
Other income (expenses), net	(1)	-	1
Income (loss) before income taxes	1,195	1,499	(8,114)
Income taxes	-	-	-
Net income (loss)	1,195	1,499	(8,114)
Foreign currency translation adjustment	1,582	-	-
Comprehensive income (loss)	$ 2,777	$ 1,499	$ (8,114)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

Statements of cash flows

	Year ended March 31,		
	2009	2010	**2011**
Cash flows from operating activities			
Net income (loss)	$ 1,195	$ 1,499	**$ (8,114)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity in loss (profit) of subsidiaries	(3,274)	(3,335)	**6,049**
Depreciation	-	-	**48**
Stock-based compensation	62	125	**-**
Changes in operating assets and liabilities:			
Prepaid expenses and other current assets	(205)	206	**(48)**
Amounts due from subsidiaries	938	2,709	**2,602**
Accrued expenses	9	(214)	**200**
Other liabilities	-	233	**(163)**
Net cash provided by (used in) operating activities	$ (1,275)	$ 1,223	**$ 574**
Cash flows from investing activities			
Purchase of property, plant and equipment	$ -	$ (212)	**$ (110)**
Dividend received	5,140	-	**-**
Net cash provided by (used in) investing activities	$ 5,140	$ (212)	**$ (110)**
Cash flows from financing activities			
Dividends paid	$ (3,789)	$ (1,619)	**$ (810)**
Exercise of stock options	-	703	**6**
Net cash used in financing activities	$ (3,789)	$ (916)	**$ (804)**
Effect of exchange rate changes	$ 180	$ -	**$ -**
Net increase (decrease) in cash and cash equivalents	256	95	**(340)**
Cash and cash equivalents, beginning of year	313	569	**664**
Cash and cash equivalents, end of year	$ 569	$ 664	**$ 324**



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

16. CONDENSED FINANCIAL INFORMATION OF DESWELL INDUSTRIES, INC. (Continued)

a) Basis of presentation

In Deswell Industries, Inc - only financial statements, Deswell Industries, Inc's investments in subsidiaries are stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. Accordingly, such financial statements should be read in conjunction with the Company's consolidated financial statements.

Deswell Industries, Inc records its investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323 "Investment-Equity Method and Joint Ventures". Such investment is presented on the balance sheet as "Investments in unconsolidated subsidiaries" and share of the subsidiaries' profit or loss as "Equity in earnings (loss) of unconsolidated subsidiaries", on the statements of operations.

The subsidiaries paid dividends of $5,140, $nil and $nil to Deswell Industries, Inc for the years ended March 2009, 2010 and 2011.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

b) Related party transactions

For the years ended March 31, 2009, 2010 and 2011, related party transactions mainly composed of $120, $120 and $120, paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each year.

DIRECTORS AND MANAGEMENT



DIRECTORS

RICHARD PUI HON LAU
Chairman

CHIN PANG LI
Executive Director

ALLEN Y.N. CHAM
Non-executive Director and Chairman of Audit Committee

HUNG HUM LEUNG
Non-executive Director and member of Audit Committee

WING KI HUI
Non-executive Director and member of Audit Committee

MANAGEMENT & OFFICERS

FRANKI S.F. TSE
Chief Executive Officer

HERMAN C.W. WONG
Chief Financial Officer

WAI YIP KAM
General Manager (Plastic Operations)

BEN Y.S. POON
Operation Director (Plastic Operations)

KATSUHIRO YAMANE
Director of Marketing (Plastic Operations)

STEVE K. Y. LAU
Senior Executive Director for Electronic & Metallic Operations and Group Purchasing Director

EDWARD K. C. SO
Director of Marketing (Electronic & Metallic Operations)

WILLIAM C.N. LAU
Director of Engineering (Electronic Operations)

JACQUELYN W.L. YAU
Director of Operation Control (Electronic Operations)

INVESTORS' INFORMATION



REGISTERED OFFICE

Deswell Industries, Inc.
Harneys Corporate Services Limited
P. O. Box 71, Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

CORPORATE WEBSITE

http://www.deswell.com

CORPORATE OFFICE

Deswell Industries, Inc.
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2096
Fax: (853) 2832-3265

MACAO SUBSIDIARIES

Jetcrown Industrial (Macao Commercial Offshore) Limited
17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2096
Fax: (853) 2832-3265

Kwanasia Electronics (Macao Commercial Offshore) Limited
17E Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
Tel: (853) 2832-2737
Fax: (853) 2832-3196
http://www.kwanasia.com

PRC SUBSIDIARIES

Jetcrown Industrial (Dongguan) Limited
Huangguan Industrial Estate
Houjie Town, Dongguan, China
Tel: (86) 769-8308-6666
Fax: (86) 769-8582-0407

Dongguan Kwan Hong Electronics Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-8861-9858
Fax: (86) 769-8999-0501

Shenzhen Kwan Wing Trading Company Limited
Room 901, JiaDe Building,
Red Star Alliance,
Commercial and Residential District,
Songgang Town, Bao An District,
Shenzhen,
Guangdong, China
Tel: (86) 755-2706-4464
Fax: (86) 755-2706-4464

SHAREHOLDERS' MEETING

The Annual Meeting of Shareholders will be held at 3:00pm on September 22, 2011 at Four Seasons Hotel 57 East 57th street at New York City, New York, U.S.A.

STOCK LISTING

The common shares of Deswell Industries, Inc., are traded on the Nasdaq Global Market System under the stock symbol "DSWL".

TRANSFER AGENT AND REGISTRAR

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Investor Services
250 Royall Street,
Canton, MA 02021, U.S.A.
Shareholders Inquiries: (800) 962-4284
www.computershare.com

INVESTOR RELATIONS CONSULTANT

Institutional Marketing Services, Inc.
51 Locust Avenue
Ste. 204
New Canaan, CT 06840, U.S.A.
Tel: (203) 972-9200
Fax: (203) 966-2198
Email: jnesbett@institutionalms.com

SEC COUNSEL

K&L Gates LLP
10100 Santa Monica Boulevard
7th Floor
Los Angeles, CA 90067-4104, U.S.A.
Tel: (310) 552-5000
Fax: (310) 552-5001

AUDITORS

BDO Limited
Hong Kong

PRINCIPAL BANK

The Hongkong and Shanghai Banking Corporation Limited

www.deswell.com


SEC MAIL PROCESSING
RECEIVED
AUG 26 2011
WASHINGTON, DC
211
SECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: **August 2011**

Commission File Number: **001-33900**

DESWELL INDUSTRIES, INC.
(Translation of registrant's name into English)

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.



Date August 25, 2011

By: ______________________

Name: Herman Wong

Title: Chief Financial Officer